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                                 PRESS RELEASE

Toronto, Ontario -- October 12, 2001--Fantom Technologies Inc. (TSE: FTM;
NASDAQ: FTMTF) today announced that it has made significant reductions in its work force and operations while it continues to pursue restructuring options in consultation with its principal lender.

The Company also announced that two directors of the Company, Arthur Crockett and Kenneth Kelman, have resigned.



For more information, please contact:

Allan Millman
President & CEO
416 622 9740 Ext. 232


Steve Doorey
Senior Vice-President, CFO
905 734 7476 Ext. 281